UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _________________________	Commission File Number _________________________

_________________________

Invictus MD Strategies Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	2833	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

15047 Marine Drive, 3rd floor
White Rock, British Columbia V4B 1C5
Canada
(604) 220-0801
(Address and telephone number of Registrant’s principal executive offices)

_________________________

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3100
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

_________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [   ] Yes      [   ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). [   ] Yes     [   ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Invictus MD Strategies Corp. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of words such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form for the year ended January 31, 2018 filed as Exhibit 99.2 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are apppropriate and are subject to risks and uncertainties and are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements, except as may be required by applicable securities laws, to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.180, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of the experts named in the foregoing Exhibits as Exhibit 99.181 and Exhibit 99.182, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of common shares without par value, of which 89,313,485 were issued and outstanding as of January 31, 2018. The holders of common shares are entitled to vote at meetings of the shareholders of the Company, to receive dividends that are declared by the Board of Directors of the Company and to receive such assets of the Company as may be distributable to the holders of common shares. The Company has only one class of voting shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2018, based upon the daily exchange rate as quoted by the Bank of Canada was Cdn$1.00 = U.S.$0.8135.

CONTRACTUAL OBLIGATIONS

The following table lists, as of January 31, 2018, information with respect to the Registrant’s known contractual obligations (in thousands):

		Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating Lease Obligations	$311,916	$112,200	$99,115	$100,601	-
Total	$311,916	$112,200	$99,115	$100,601	-

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of NASDAQ Stock Market Rules must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies. As required by NASDAQ Stock Market Rule 5615(a)(3), the Company will disclose on its website, as of the listing date, each requirement of the NASDAQ Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INVICTUS MD STRATEGIES CORP.

By:	/s/ Dylan Easterbrook
Name: Dylan Easterbrook
Title: CFO

Date: January 18, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Audited Consolidated Financial Statements for the years ended January 31, 2018 and 2017

99.2	Annual Information Form for the year ended January 31, 2018 dated September 7, 2018

99.3	Management’s Discussion and Analysis for the three months and year ended January 31, 2018

99.4	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated May 29, 2018

99.5	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated May 29, 2018

99.6	News Release dated February 7, 2017

99.7	News Release dated February 8, 2017

99.8	News Release dated February 9, 2017

99.9	News Release dated February 10, 2017

99.10	News Release dated February 15, 2017

99.11	Material Change Report dated February 15, 2017

99.12	News Release dated February 24, 2017

99.13	News Release dated March 2, 2017

99.14	News Release dated March 2, 2017

99.15	Warrant Indenture dated March 2, 2017

99.16	News Release dated March 7, 2017

99.17	News Release dated March 8, 2017

99.18	Material Change Report dated March 9, 2017

99.19	News Release dated March 14, 2017

99.20	News Release dated March 23, 2017

99.21	News Release dated March 24, 2017

99.22	News Release dated March 27, 2017

99.23	News Release dated March 28, 2017

99.24	News Release dated March 29, 2017

99.25	News Release dated March 30, 2017

99.26	News Release dated March 30, 2017

99.27	News Release dated April 5, 2017

99.28	News Release dated April 11, 2017

99.29	News Release dated April 13, 2017

99.30	News Release dated April 19, 2017

99.31	News Release dated April 20, 2017

Exhibit	Description

99.32	News Release dated April 26, 2017

99.33	Material Change Report dated May 1, 2017

99.34	News Release dated May 5, 2017

99.35	News Release dated May 8, 2017

99.36	Notice of Meeting and Record Date dated May 16, 2017

99.37	News Release dated May 24, 2017

99.38	Warrant Indenture dated May 24, 2017

99.39	News Release dated May 29, 2017

99.40	Notice of Annual General Meeting of Shareholders dated May 23, 2017

99.41	Management Information Circular dated May 23, 2017

99.42	Form of Proxy for Annual General Meeting to be held on June 26, 2017

99.43	Material Change Report dated May 30, 2017

99.44	News Release dated May 31, 2017

99.45	Audited Consolidated Financial Statements for the years ended January 31, 2017 and 2016

99.46	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated May 31, 2017

99.47	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated May 31, 2017

99.48	Management’s Discussion and Analysis for the year ended January 31, 2017

99.49	News Release dated June 13, 2017

99.50	News Release dated June 23, 2017

99.51	Certificate of Interim Filings by CEO dated June 29, 2017

99.52	Certificate of Interim Filings by CFO dated June 29, 2017

99.53	Management’s Discussion and Analysis for the three months ended April 30, 2017

99.54	Condensed Interim Consolidated Financial Statements for the three months ended April 30, 2017 and 2016 (unaudited)

99.55	Business Acquisition Report dated July 10, 2017

99.56	News Release dated July 13, 2017

99.57	News Release dated July 14, 2017

99.58	News Release dated August 10, 2017

99.59	News Release dated September 25, 2017

99.60	Certificate of Interim Filings by CEO dated September 25, 2017

99.61	Certificate of Interim Filings by CFO dated September 25, 2017

99.62	Management’s Discussion and Analysis for the six months ended July 31, 2017

99.63	Condensed Interim Consolidated Financial Statements for the six months ended July 31, 2017 and 2016 (unaudited)

99.64	News Release dated September 28, 2017

Exhibit	Description

99.65	News Release dated October 17, 2017

99.66	News Release dated October 27, 2017

99.67	News Release dated November 6, 2017

99.68	News Release dated November 27, 2017

99.69	Certificate of Interim Filings by CEO dated December 22, 2017

99.70	Certificate of Interim Filings by CFO dated December 22, 2017

99.71	Management’s Discussion and Analysis for the three and nine months ended October 31, 2017

99.72	Condensed Interim Consolidated Financial Statements for the three and nine months ended October 31, 2017 and 2016 (unaudited)

99.73	News Release dated January 8, 2018

99.74	News Release dated January 15, 2018

99.75	News Release dated January 16, 2018

99.76	News Release dated January 26, 2018

99.77	News Release dated January 31, 2018

99.78	News Release dated February 5, 2018

99.79	News Release dated February 7, 2018

99.80	News Release dated February 8, 2018

99.81	News Release dated February 21, 2018

99.82	News Release dated February 26, 2018

99.83	News Release dated March 5, 2018

99.84	News Release dated March 6, 2018

99.85	News Release dated March 19, 2018

99.86	News Release dated March 20, 2018

99.87	News Release dated March 26, 2018

99.88	News Release dated March 27, 2018

99.89	News Release dated April 4, 2018

99.90	News Release dated April 10, 2018

99.91	News Release dated May 8, 2018

99.92	News Release dated May 11, 2018

99.93	News Release dated May 14, 2018

99.94	News Release dated May 15, 2018

99.95	News Release dated May 16, 2018

99.96	News Release dated May 18, 2018

99.97	News Release dated May 23, 2018

99.98	Amended and Restated Code of Business Conduct and Ethics adopted April 4, 2018

99.99	News Release dated June 6, 2018

Exhibit	Description

99.100	News Release dated June 14, 2018

99.101	Advance Notice Policy adopted by the Board of Directors on April 4, 2018

99.102	News Release dated June 19, 2018

99.103	Management’s Discussion and Analysis for the three months ended April 30, 2018

99.104	Amended Condensed Interim Consolidated Financial Statements for the three months ended April 30, 2018 and 2017 (unaudited)

99.105	Certificate of Interim Filings by CEO dated June 22, 2018

99.106	Certificate of Interim Filings by CFO dated June 22, 2018

99.107	News Release dated July 4, 2018

99.108	News Release dated July 9, 2018

99.109	News Release dated July 11, 2018

99.110	News Release dated July 11, 2018

99.111	News Release dated July 18, 2018

99.112	News Release dated July 20, 2018

99.113	Statement of Executive Compensation dated July 31, 2018

99.114	News Release dated August 2, 2018

99.115	News Release dated August 7, 2018

99.116	Producer’s License for A.B. Laboratories Inc. effective January 5, 2018

99.117	Producer’s License for Acreage Pharms Ltd. effective May 18, 2018

99.118	Amendment to Producer’s License dated May 18, 2018

99.119	Producer’s License for Acreage Pharms Ltd. effective August 3, 2018

99.120	Amendment to Producer’s License dated August 3, 2018

99.121	News Release dated August 8, 2018

99.122	News Release dated August 21, 2018

99.123	News Release dated August 29, 2018

99.124	News Release dated August 30, 2018

99.125	News Release (Amended) dated March 14, 2018

99.126	News Release dated August 31, 2018

99.127	News Release dated September 5, 2018

99.128	News Release dated September 7, 2018

99.129	Notice of Meeting and Record Date (Amended) dated September 10, 2018

99.130	News Release dated September 11, 2018

99.131	News Release dated September 11, 2018

99.132	Arrangement Agreement dated September 10, 2018

99.133	Material Change Report dated September 19, 2018

99.134	Notice of Annual General and Special Meeting of Shareholders dated September 14, 2018

Exhibit	Description

99.135	Management Information Circular dated September 14, 2018

99.136	Form of Proxy for Annual General Meeting to be held on October 18, 2018

99.137	News Release dated September 24, 2018

99.138	News Release dated September 25, 2018

99.139	Term Sheet dated September 26, 2018

99.140	News Release dated September 26, 2018

99.141	Management’s Discussion and Analysis (Amended) for the six months ended July 31, 2018

99.142	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended July 31, 2018 and 2017

99.143	Certification of Refiled Interim Filings by CEO dated October 3, 2018

99.144	Certification of Refiled Interim Filings by CFO dated October 3, 2018

99.145	Material Change Report dated September 28, 2018

99.146	News Release dated October 1, 2018

99.147	Underwriting Agreement dated October 2, 2018

99.148	Binding Share Purchase Option Agreement dated July 17, 2018

99.149	News Release dated October 15, 2018

99.150	Report of Voting Results dated October 18, 2018

99.151	News Release dated October 19, 2018

99.152	News Release dated October 19, 2018

99.153	Warrant Indenture dated October 19, 2018

99.154	News Release dated October 19, 2018

99.155	News Release dated October 23, 2018

99.156	News Release dated October 25, 2018

99.157	News Release dated November 2, 2018

99.158	News Release dated November 5, 2018

99.159	Material Change Report dated November 7, 2018

99.160	News Release dated November 8, 2018

99.161	Amendment to Articles of the Company as Effected on November 8, 2018

99.162	Notice of Articles issued on November 8, 2018

99.163	Supplemental Indenture No. 1 dated as of November 8, 2018 to Warrant Indenture dated as of October 19, 2018

99.164	Supplemental Indenture No. 1 dated as of November 8, 2018 to Warrant Indenture dated as of May 24, 2017

99.165	News Release dated November 16, 2018

99.166	News Release dated November 16, 2018

99.167	Letter of Transmittal

99.168	Material Change Report dated November 19, 2018

99.169	Material Change Report dated November 22, 2018

99.170	News Release dated November 26, 2018

99.171	News Release dated December 3, 2018

99.172	News Release dated December 20, 2018

99.173	Management’s Discussion and Analysis for the nine months ended October 31, 2018

99.174	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended October 31, 2018 and 2017

99.175	Certification of Interim Filings by CEO dated December 20, 2018

99.176	Certification of Interim Filings by CFO dated December 20, 2018

99.177	News Release dated January 7, 2019

99.178	News Release dated January 15, 2019

99.179	News Release dated January 16, 2019

99.180	News Release dated January 17, 2019

99.181	Consent of Evans & Evans Inc.

99.182	Consent of Manning Elliott LLP